

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

April 22, 2016

David R. Koos
Chief Executive Officer
Bio-Matrix Scientific Group, Inc.
4700 Spring Street, Suite 304
La Mesa, California 91942

> **Re: Bio-Matrix Scientific Group, Inc.**
> **Amendment 3 to Form 10-K for the Fiscal Year Ended September 30, 2015**
> **Filed April 15, 2016**
> **File No. 0-32201**

Dear Mr. Koos:

We have reviewed your April 15, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 12, 2016 letter.

Consolidated Balance Sheet, page 4

1. We reviewed your response to comment 1. Please explain to us why you should not restate your financial statements to recognize the impairment loss as a correction of an error as of September 30, 2015 in accordance with ASC 250.

Consolidated Statements of Cash Flow, page 7

2. We reviewed your response to comment 4 and the revisions to your disclosure of cash flows from operating and financing activities to correct classification errors. Please revise to provide the disclosures for a correction of an error in previously issued financial statements in accordance with ASC 250-10-50-7 and label the statement "as restated" for each year presented.   In addition, the report of your independent

registered public accounting firm should be dual-dated and include a paragraph referring to the restatement and related disclosure. Please note that this comment is also applicable to Form 10-Q/A filed April 15, 2016.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or me at (202) 551-3344 with any questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products